UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials of UBS AG relating to the Investor Update held on May 6, 2014, which appear immediately following this page.

2014 Investor Update

Executing Our Strategy and Delivering

Sergio P. Ermotti

Group Chief Executive Officer

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

CEO 1

Executing our strategy to further unlock UBS's potential

What we have delivered Management priorities

Implemented a clear strategy which focuses on the strengths of our franchise

Reduced gross costs by CHF 2.2 billion per year

Repositioned the firm with wealth management at its core

Significantly reduced RWA and LRD in the Non-core and Legacy Portfolio

Built capital strength and reached targeted Basel III fully applied CET1 ratio of 13%

Addressed many issues from the past and enhanced operational risk framework

Remain disciplined on strategy execution while enhancing capabilities and profitability

Further reduce Corporate Center costs and improve front office efficiency

Pursue growth strategy across all segments and regions

Continue to run down the Non-core and Legacy Portfolio efficiently

Sustain our capital strength in an evolving regulatory environment

Continue addressing litigation and regulatory issues

Growing profits in our operating businesses with capital efficiency

Maintain capital strength while addressing legacy issues

Firmly committed to returning capital to shareholders

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

CEO 2

Our franchise is unrivaled with compelling growth prospects

Our businesses Our objectives

World’s leader in HNW and Æ Remain leading large-scale wealth manager in the world

Wealth UHNW banking with unrivaled

Æ Gain market share in established markets, and capture wealth management scope and scale creation in APAC and EM businesses

Æ Achieve superior pre-tax profit growth vs. peers

Leading position across retail, Æ Continue providing a full suite of banking products to clients Retail & corporate and institutional Æ Maintain leading position and stable profit contribution

Corporate client segments in Switzerland

Æ Fully factor in the costs of regulation in our pricing

Well diversified and strongly Æ Strengthen investment performance culture

Global Asset positioned in key growth areas Æ Focus product offering and strengthen distribution around Management growth areas

Æ Achieve profit before tax target of CHF 1 billion

Capital-light, client-focused Æ Deliver attractive returns with allocated resources Investment with attractive risk-adjusted Æ Strengthen our position in our targeted businesses

Bank returns

Æ Grow contribution to the rest of UBS's businesses

CEO 3

Broadly diversified profit sources

All business divisions were profitable in each region in 2013



Europe, Middle East, and Africa[1]: CHF 1.5 billion
FY13 PBT[1], CHF billion
0.4
0.0
1.1
Americas: CHF 1.7 billion
FY13 PBT[1], CHF billion
0.1
0.6
0.9
0.2
Switzerland: CHF 2.7 billion
FY13 PBT[1], CHF billion
0.4
0.6
0.2
1.5
Asia Pacific: CHF 1.5 billion
FY13 PBT[1], CHF billion
0.5
1.0
0.1
WM
WMA
R&C
Global AM
IB
Corporate Center/global: (4.2) billion[2,3]

1 Europe, Middle East, and Africa excl. Switzerland; 2 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; revenues are allocated in general following a client domicile view, which is supplemented by overlays to capture cross-country sales.; this represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded; 3 Includes Corporate Center and global operating income, expenses, and profit before tax that are not attributed to regions and are managed using a global view (~CHF 30 million)

UBS

CEO 4

We continue our focus on cost reduction

CHF 2.1 billion net cost reduction target versus FY131

As of 31.12.13, adjusted operating expenses, CHF billion

5.4

1.5

3.9

1.8

2.1

Gross cost Investment Net cost Net cost Residual reduction for growth reduction reduction net cost target achieved reductions as of 4Q135 Operational efficiency plan as announced in 3Q121

CHF 1.4 billion annual net cost savings in Corporate Center by year-end 20152,3

CHF 0.7 billion annual net cost savings as we complete the exit of the Non-core and Legacy Portfolio4

Targeting additional cost efficiency in front office functions

– Lowering cost/income ratio targets for Wealth Management and Wealth Management Americas, narrowing the range for the Investment Bank

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 As communicated on 30.10.12, based on 1H11 annualized adjusted operating expenses; 2 CHF 1.0 billion net reduction in Corporate Center – Core Functions 2015 year-end exit rate versus FY13 annual adjusted operating expenses net of FX movements, changes in regulatory demand of temporary nature and changes in charges for provisions for litigation, regulatory and similar matters; 3 CHF 0.4 billion net reduction in Corporate Center – Non-core and Legacy Portfolio 2015 year-end exit rate versus FY13 annual adjusted operating expenses net of changes in charges for provisions for litigation, regulatory and similar matters; 4 CHF 0.7 billion net reduction in Corporate Center – Non-core and Legacy Portfolio annual adjusted operating expenses versus FY13; 5 As communicated on 4.2.14

CEO 5

Capital strength is the foundation of our success

Three-pronged approach to capital and balance-sheet management

Basel III CET1 ratio
fully applied



~9.8%
13.2%
13.0%
+350 bps
31.12.12
31.3.14
2014 target

- Industry-leading CET1 capital ratio is key to supporting long-term success and is a source of competitive advantage
- Buffer above 2019 requirement even without loss-absorbing capital

Basel III CET1 ratio post-stress[1]
fully applied



4.1%
9.9%
≥10%
+580 bps
31.12.12
31.3.14
2014 target

- Capital will be managed to reach and maintain a fully applied CET1 ratio above the regulatory requirement under a stress scenario
- Integral part of capital returns philosophy

Swiss SRB leverage ratio
CHF billion



Expected direction based on our plans
~3.6%
5.0%
~2.4%
3.8%
1,206
988
900
LRD2
(18%)
31.12.123
31.3.14
2016 target4
Phase in
Fully applied

- New requirements were a key factor in shaping UBS's strategy
- Effectively functions as a backstop to our capital management approach

UBS

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Based on our internal stress testing framework, excludes estimated operational risk capital losses as per page 79 of the 1Q14 quarterly report; 2 Fully applied leverage ratio denominator; 3 Pro forma; 4 Based on the rules applicable today

CEO 6

Managing down the Non-core and Legacy Portfolio

Tight risk control and disciplined execution to free up capital and reduce costs

RWA

CHF billion

(42)%

103

14

60

23 38%

89

(59%)

37 62%

31.12.12 31.3.14

Market and credit risk Operational risk

Cumulative RWA reduction and quarterly revenues

RWA in CHF billion and revenues in CHF million

222

49 (27) (33) (127)

(5.4)

(25.7)

(35.3) (47.6)

(51.8)

1Q13 2Q13 3Q13 4Q13 1Q14

Operating income excluding DVA and SNB StabFund option1 Cumulative RWA reduction excluding operational risk

Adjusted operating expenses

CHF million

1Q13 2Q13 3Q13 4Q13 1Q14 983

561 588

364 293 288

215 238 245 191

Adjusted operating expenses

Adjusted operating expenses excluding charges for provisions for litigation, regulatory and similar matters

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 SNB StabFund option revenues were CHF 245 million in 1Q13, CHF 122 million in 2Q13, CHF 74 million in 3Q13, CHF (28) million in 4Q13 and CHF (1) million in 1Q14

CEO 7

Further adapting to global regulatory changes

Modifying legal structure to enhance resolvability and to improve capital returns potential

Intention to establish a

Group holding company

Measures announced previously

Switzerland

Establish a Swiss banking subsidiary, starting mid-2015

Full scope expected to include Retail & Corporate and Swiss-booked Wealth

Management business

UK

Increased self-sufficiency of UBS Limited

UBS AG to increase capitalization of UBS Limited during 2Q14

US

Required to establish an intermediate holding company (IHC) by 1 July 2016

Æ Holding company to be formed through share-for-share exchange offer to be launched later in 20141

Æ Expect to qualify for capital rebate on reduced resolvability risk under Swiss Too-Big-To-Fail legislation

Æ Lower capital requirements expected for the Group

Improving capital returns

Anticipated supplementary capital return of at least CHF 0.25 per share from Group holding company after a successful share-for-share exchange…

… in addition to at least 50% net profit attributable to shareholders

1 Subject to various regulatory approvals

CEO 8

Retail & Corporate

Stable profits and strong momentum in an attractive market, high degree of integration with our other Swiss-based businesses

Retail: ~2.5 million clients

~1 in 3 households ~1 in 5 mortgages ~1 in 6 CHF saved

~1 in 4 CHF spent on credit cards

Basel

Zurich

Best Bank in Switzerland

2012 & 20131

Geneva

Corporate2: ~130,000 clients

~50% of Swiss-domiciled corporates ~60% of Swiss-domiciled insurers ~85% of Swiss-domiciled banks

~300 branches, market leader and lead innovator in online and mobile banking services

Stable earnings reflecting >70% of recurring income

Bars: Profit before tax (adjusted), CHF million. Line: Net interest margin, %

1.59 1.61 1.59 1.62 1.54 1.57 1.54 1.57

395 395 417 391 390 362 362 347

1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

CHF yield curve

CHF LIBOR market swap rates

A 100bps upward parallel shift in the CHF yield curve would lead to ~CHF 0.3 billion incremental revenues per year3

3.4%

31.3.08

1.3%

31.3.14

1Y 10Y

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Euromoney; 2 Includes institutions; 3 Estimate based on 31.3.14 deposit and loan volumes

CEO 9

Investment Bank

Client-focused Investment Bank excelling in targeted segments

Investor Client Services

Leading Equities franchise

#1 in Cash globally[2]

#1 in Asia Services in Prime Broking[3]

#1 Derivatives and #[4] in Equities overall[4]

Structured Products House[5]

Focused FRC[1] franchise

Top FX and Precious Metals House[6,7]

#1 tied in FX globally, in Europe, and in the US[6]

#1 in Precious Metals, #1 Precious Metals Research[7]

Corporate Client Solutions

Strong solutions and advisory businesses

Financial Advisor of the Year[8]

Developed Markets ECM Deal of the Year[9]

#6 in ECM, #6 in M&A globally by volumes[10]

Revenue mix

average 1Q12-4Q13[11]



UBS
ICS: FRC1 22%
ICS: Equities 42%
CCS 36%
Peer average
Equities 23%
FICC 53%
IBD 24%

Balanced business mix with heavier weighting towards equity

Cost/income ratio and RoAE

adjusted; bars: RoAE; line: cost/income ratio



1Q13
2Q13
3Q13
4Q13
1Q14
85%
65%
15%
47%
38%
17%
19%
28%

RWA and funded assets

CHF billion



200
70
69
186
67
179
59
172
62
162
62
176
RWA
Funded assets

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 FX, Rates & Credit; 2 Leading private survey (4Q13, issued March 2014); 3 AsiaMoney (2013); 4 Coalition per UBS-Coalition agreed taxonomy (2013, issued April 2014); 5 Derivatives Intelligence (2013); 6 Greenwich Associates (March 2014); 7 Risk & Energy Risk Commodity Rankings (2014); 8 Infrastructure Journal Awards (2013); 9 Euromoney (2013);10 Dealogic (FY13, as of 17.3.14);11 UBS's analysis based on reported figures, where the peers are BofA ML, Barc, Citi, CS, DB, GS, JPM, MS; CS, GS and MS Equities adjusted for estimated contra-revenues (private survey); UBS figures in USD and adjusted for DVA

UBS CEO 10

Group targets

Basel III CET1 ratio

fully applied

13.2% 13.0%

~9.8%

31.12.12 31.3.14 Target1

Basel III RWA

fully applied, CHF billion

~258

227

~53 <215

<200 81

31.12.12 31.3.14 31.12.15 31.12.17 target target

Operational risk RWA

Swiss SRB leverage ratio

CHF billion

Expected direction

5.0% based on

~3.6% our plans

3.8%

~2.4%

1,206

988

900

31.12.122 31.3.14 2016 target3

Phase in Fully applied

Cost/income ratio Return on equity

adjusted, annual adjusted, annual

>15% 90% 85%

60-70%

8.3%

4.2%

2012 2013 2015 2012 2013 2015 target target4

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 ?10% post-stress in addition to the 13% CET1 ratio target; 2 Pro forma; 3 Based on the rules applicable today; 4 While we continue to target a Group return on equity of greater than 15% in 2015, given elevated operational risk RWA, we may not achieve that until 2016

CEO 11

Firmly committed to returning capital to shareholders

Our strategy supports an attractive capital returns program

Progressive capital returns

CHF 0.25 per share dividend proposed for 2013

Dividend per share

CHF

Future dividend policy

After achieving Basel III fully applied CET1 ratio of 13% and CET1 ratio of a 10% minimum post-stress

Illustrative example

Payout ratio

0.25

0.10 0.15

2011 2012 2013 proposed

Payout ratio 9% N/M 30%

CET1 ratio

~6.7% ~9.8% 12.8% fully applied

Targeting a payout 50%1 ratio of at least 50% ? of net profit1

? 50% >13.0%1

Refer to slide 14 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and CET1 ratio of minimum 10% post-stress

CEO 12

Key messages

Our unique business mix is focused on cash flow generative businesses with attractive risk/reward profiles to deliver high quality earnings

We continue our focus on costs, with targeted cost reductions of CHF 2.1 billion, while also investing in our businesses

We are focused on running down the Non-core and Legacy Portfolio, building capital, adapting to global regulatory change and resolving issues from the past

We will continue to execute our plans to further unlock UBS's potential for our shareholders

CEO 13

Important information related to numbers shown in this presentation

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally, where applicable, performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

CEO 14

2014 Investor Update capital Strength and cost Efficiency Tom Naratil Group Chief Financial Officer Group Chief Operating Officer

May 6, 2014

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

CFO/COO 1

Key messages

Capital strength is the foundation of our success

– Maintaining our Basel III fully applied CET1 ratio of 13%, committed to 10% post-stress in 2014 Targeting a Swiss SRB leverage ratio denominator of CHF 900 billion by 20161

– We can achieve our growth objectives with limited retention of earnings

We target CHF 2.1 billion cost reduction versus FY132

– CHF 1 4 billion annual net cost savings in Corporate Center by 20153,4,5

CHF 0 7 billion annual net cost savings after 2015 as we complete the exit of the Non core and Legacy Portfolio6 Targeting additional cost efficiency in front office functions; lowering cost/income ratio targets for Wealth Management Wealth Management Americas and narrowing the range for the Investment Bank

Utilization of past net operating losses could increase earnings and excess capital

– Additional tax loss DTA recognition would increase tangible equity at the point of recognition

– Utilization of historical net operating losses against taxable income would lead to additional cash being retained by UBS which would increase the CET1 capital base and our excess capital position

Refer to slide 18 for details eta about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Based on the rules applicable today; 2 CHF 3.9 billion net cost reduction as communicated 30.10.12 (CHF 5.4 billion gross cost reductions net of CHF 1.5 billion investment for growth, based on 1H11 annualized adjusted operating expenses); 3 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses; 4 Measured net of changes in charges for provisions for litigation, regulatory and similar matters; 5 In Corporate Center – Core Functions, measured net of FX movements and changes in regulatory demand of temporary nature; 6 Reduction in annual adjusted operating expenses versus FY13

CFO/COO 2

capital strength is the foundation of our success

Capital and balance sheet management

We have met our 13% Basel III fully applied CET1 ratio target

Swiss SRB Basel III Basel III fully applied capital fully applied capital Large global banks

31.3.14 31.3.14

UBS European12 1,2 US2,3 23

19% ~18.8%

17.5%

~CHF 9 16 8% 16.8%

~4.5% 7 6% billion

4.5%4,5 3.1% ~CHF 2.5

2.2% 13.2%

~1.25% billion7 1.2%

0.4% 6% 4.5% 4.5

(employee 1.4% 2.3%

4 3% 1.4%

3% 3 0% held) 2 8% 1 0% 2.1%

3.6% % 2.7%

0 7%

1.3%

1.0%

0.5% % 0.1%

~CHF 26

13.0% billion7 13.2%

11.6%

10.9% 10.5%

10% 10.0% 6 10.0% 9.7%

9.5% 9.3% 9.6% 9.6%

Swiss 2019 UBS UBS A B C D E F G H I TBTF regulatory indicative ubs 31.3.14

8 Low-trigger loss absorbing capital Tier 2 2c capital pital proposal requirement capital Tier 1 capital High-trigger loss absorbing capital

UBS estimate structure

Common equity tier 1 capital Common equity tier 1 capital

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Basel III Common Equity Tier 1 capital ratios (fully applied) as per CRD IV; 2 Based on latest available data from company reports; 3 Basel III Common Equity Tier 1 capital ratios fully applied under advanced approach; 4 Our requirement for the progressive buffer capital is dynamic and depends on our Group total LRD, as well as our market share in the systemically relevant loans and deposits business in Switzerland. We expect our 2019 requirement to be ~4.5%, due to our planned balance sheet reduction and the resulting reduction of our LRD; 5 Estimate stima does not include any potential capital rebate from m improved Group roup resolvability resolvability resulting from actions ctions such as the successful creation of a Group holding company; 6 Capital requirements for 2019 do not include a countercyclical buffer requirement, as potential future developments 3 CFO/COO cannot be accurately predicted and may vary from period to period; 7 Based on RWA target of CHF 200 billion; 8 Based on estimated market share and total exposure as of 31.12.09

DFO/COO 3

Committed to a 10% Basel III fully applied CET1 ratio post-stress

Capital and balance sheet management

We expect to achieve our post stress target of 10% in 2014

Basel III fully applied CET1 ratio – Stress testing

Baseline development Scenario development

13 2%

Performance Distributions to before tax shareholders

Business Capital items, risk (net) tax expense and 99% >=10.0% pension plans

Risk scenario losses1

Dividend accrual reversal

Capital items Tax and pension expense plans

Basel III Basel III Basel III Basel III CET1 ratio CET1 ratio CET1 ratio CET1 ratio

31.3.14 31.3.15 post stress post stress

31 3 15 target

Combined stress test scenarios encompass macro-economic and geopolitical stress events over a one-year horizon

Effects measured across all material risk types and all businesses

– Accounting for projected development of capital deduction items, e.g., pension fund assets

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Comprising credit, redit market ark , country ountry, operational, investment, funding & liquidity and structural FX risk losses (excludes estimated operational risk capital losses as per page 78 of the 1Q14 quarterly report)

CFO/COO 4

Capital and balance sheet management

Swiss SRB leverage ratio

Targeting a Swiss SRB LRD[1] of CHF 900 billion by 2016

Swiss SRB leverage ratio and LRD

CHF billion


Phase in ratio
~3.6%
5.0%
Expected direction based on our plans
Fully applied ratio
~2.4%
3.8%
LRD
1,206
988
900
31.12.12[3]
31.3.14
2016 target[4]

Swiss SRB LRD and RWA

31.3.14 for selected businesses (illustrative example)[2]


An increased leverage ratio impacts our Swiss and deposit-taking businesses
RWA
LRD
Low LRD / high RWA ratio
RWA = main constraint
High LRD / low RWA ratio
LRD = main constraint
Legacy Portfolio [to be exited]
Non-core [to be exited]
WMA
IB ICS FRC
IB ICS Equities
Mortgages and corporate loans in Switzerland (R&C)
WM
Corporate lending (IB CCS)
Global AM
Liquid asset buffer[5,6]

1 Fully applied leverage ratio denominator; 2 The placement of the bubbles is indicative only; 3 Pro-forma; 4 Based on the rules applicable today; 5 Dominated by LCR requirements for WM, WMA and R&C client deposits; 6 Assets eligible in Basel III LCR framework

UBS CFO/COO 5

We can achieve our growth objectives with limited retention of earnings

Rates and Credit business utilizes only ~ 5% of Group LRD

Swiss SRB leverage ratio denominator (LRD)
31.3.14



Non-core and Legacy Portfolio
Investment Bank – CCS
Investment Bank – ICS Rates and Credit
Investment Bank – ICS FX
Investment Bank – ICS Equities
Global Asset Management
Retail & Corporate
Wealth Management Americas
Wealth Management
Corporate Center – Core Functions Liquid asset buffer[1]
Corporate Center – Core Functions Other[2]

Being exited

Capital allocated to the Investment Bank is limited

- Source of ~20% of pre-tax profits[3] over the long-term
- CHF 70 billion RWA and CHF 200 billion funded assets limits

Limited proportion of earnings required to fund growth in our wealth management and Swiss businesses

- Source of ~80% of pre-tax profits[3] over the long-term
- Increase in LRD requirements would mostly impact our mortgage and corporate lending businesses in Switzerland and lending in our wealth management businesses globally

UBS

1 Driven by LCR requirements for WM, WMA and R&C client deposits; 2 Includes e.g. financial investments available-for-sale, cash collateral on securities borrowed, deferred tax assets as well as property and equipment; 3 Percentage of business divisions total pre-tax profit

CFO/COO 6

We have strengthened our cost management and will further reduce costs

CHF 2.1 billion net cost reduction target

As of 31.12.13, adjusted operating expenses, CHF billion



5.4
1.5
3.9
1.8
2.1
Gross cost reduction
Investment for growth
Net cost reduction target
Net cost reduction achieved as of 4Q13[2]
Residual net cost reductions[3]
Announced in 3Q12[1]

Strengthened cost management, increasing cost accountability and discipline

Corporate center

- **Net cost reduction target** to directly drive maximum cost efficiency
  - Increase effectiveness and efficiency in delivering services to business divisions

Business divisions

- **Cost/income target ranges** to allow investments for growth while maximizing cost efficiency
  - Manage direct costs
  - Manage demand of services delivered by the Corporate Center
  - Improve front office efficiency

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 As communicated on 30.10.12, based on 1H11 annualized adjusted operating expenses; 2 As communicated on 4.2.14; 3 Refer to slide 11 for details on definition and timing of targeted cost reductions

UBS CFO/COO 7

Reducing Corporate Center—Core Functions costs

Framework

- **Promote cost accountability**
- **Incentivize long term efficiency**
- **Full end-to-end approach**
- **Clean slate budgeting and planning**

Function specific measures

~2/3 of expected cost savings

Group Technology *Examples*

- Application reduction and elimination of outdated infrastructure
- Infrastructure standardization and harmonization
- Process automation
- Significant increase in transformational investment
- Continued optimization of our footprint

Group Operations

- Reorganization and alignment to newly implemented service units
- Drive end-to-end process streamlining and simplification
- Continued optimization of our footprint

Group Corporate Services

- Vendor consolidation and rationalization
- Procurement outsourcing
- Consolidation and reduction of global real estate footprint
- Expansion of our Nashville and Krakow hubs

~1/3 of expected cost savings

Other functions *Examples*

- **Leaner Finance end-to-end operating model** that leverages new technologies and service delivery utilities from cost efficient locations
- **Implement new business intelligence data sets** that enhance user self service functionality across the Finance financial planning and analysis suite, resulting in better financial information availability that requires fewer resources
- **Consolidation of Risk transaction decision functions** into a center of excellence, e.g., Traded Market Risks, Corporates/Structured and Leveraged Finance etc.
- **Identify and implement cross functional synergies in the control functions** including e.g., combining disparate reporting units, data validation teams and valuation model quants
- **Optimize law firm management framework**, outsourcing of legal work for specialist areas
- **Human Resources** IT platform consolidation, creation of HR Shared Service Utility and low-cost offshore service hubs as well as transformation of training and recruitment operating models

Cross-functional measures

- **Pro-active internal demand management**
- **Process excellence programs**
- **Delayer organizational setup and optimize management span of control**
- **Outsourcing, hubbing and offshoring**
- **Optimize real estate usage with "UBS Workplace Now"**

UBS

CFO/COO 8

Clean b dgeting and slate budgeting planning for the Group

We are increasing efficiency – with a "zero" cost base as the new starting point

Map and cost existing activities

Exit non-essential activities

Maximize efficiency of retained activities

Structural cost reduction with "zero" as new budget starting point

Activity map

Activity prioritization

Survival minimum

Strategic minimum

Discretionary

Efficiency levers and cost driver examples

Degree of Organization centralization

Contractor Labor ratio

Outsourcing Process opportunities

Automation in Systems reporting

Ad-hoc requests Demand versus planning

Clean slate budget for operating expenses

CFO/COO 9

Tracking our cost reduction progress

FY13 adjusted operating expenses

CHF billion

By By

Provisions type source for litigation, regulatory Non-core & and similar 1.7 Legacy portfolio 2.4 matters 0.4 (Corporate Center)

Regulatory demand of temporary nature

Core Functions

(CHF 0.6 billion 7.9

(Corporate Center) estimated for FY14)

Operating expenses 21 6

(underlying)

Business

13.4

divisions

CHF 23 7 billion CHF 23 7 billion

CHF 2 1 billion cost reduction target

versus FY13

CHF 0 4 billion reduction by year end 20151,2

CHF 0.7 billion additional reductions after 20153

CHF 1.0 billion reduction by year-end 20151245

Before allocations to business divisions

Additional direct cost efficiency

We continue to expect restructuring charges of up to CHF 0 9 billion in FY14 and CHF 0 8 billion in FY156

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Measured by 2015 year end exit rate versus FY13 adjusted operating expenses; 2 Measured net of changes in charges for provisions for litigation regulatory and similar matters; 3 Reduction in annual adjusted operating expenses versus FY13; 4 Measured net of FX movements and changes in regulatory demand of temporary nature; 5 Estimated expected reduction in business division allocations of CHF 0.2-0.3 billion for WM, CHF 0.1-0.2 billion for WMA, CHF 0.3-0.4 billion for IB, CHF 0.1-0.2 billion for R&C and CHF ~0.1 billion for Global AM (based on current allocation keys); 6 As communicated on 30.10.12

CFO/COO 10

Tracking our cost reduction progress

Corporate Center cost reduction

Core Functions

Before allocations to business divisions



7.9
0.2[1]
7.7
Cost reduction[2,3,4]
1.0
FX movements
Changes in regulatory demand of temporary nature
Changes in provisions for litigation, regulatory and similar matters
FY13 adjusted operating expenses
FY15 adjusted operating expenses[5]

Non-core and Legacy Portfolio



2.4
1.3[1]
1.1
Cost reduction[2,3]
0.4
Cost reduction[6]
0.7
Changes in provisions for litigation, regulatory and similar matters
FY13 adjusted operating expenses
FY15 adjusted operating expenses[5]
Future period adjusted operating expenses

Illustrative example, CHF billion

Revised annual cost/income target ranges

	Adjusted cost/income ratio FY12	Adjusted cost/income ratio FY13	Current targets[7]	Targets from 2015
Wealth Management	71%	68%	60-70%	55-65%
Wealth Management Americas	90%	86%	80-90%	75-85%
Retail & Corporate	59%	60%	50-60%	50-60%
Global Asset Management	71%	69%	60-70%	60-70%
Investment Bank	94%	71%	65-85%	70-80%
Group	90%	85%	60-70%	60-70%

UBS

1 Provisions for litigation, regulatory and similar matters; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses; 3 Measured net of changes in charges for provisions for litigation, regulatory and similar matters; 4 Measured net of FX movements and changes in regulatory demand of temporary nature; 5 2015 year-end exit rate adjusted operating expenses; 6 Reduction in annual adjusted operating expenses versus FY13; 7 Remain unchanged for 2014

CFO/COO 11

Tax losses and deferred tax assets

We have the potential to recognize significant additional tax loss DTAs

- Tax loss DTAs are recognized on the basis of a future profit recognition period (generally 5 years) multiplied by the applicable statutory tax rate[1]
- Changes in profit forecasts, other assumptions and business activities lead to changes in recognized tax loss DTA[2]


5 years
Year: 1
2
3
4
5
6
7
8
…

Potential CHF 28.6 billion tax loss DTA available to offset against future taxable income[3]

- CHF 17.2 billion unrecognized tax loss DTA in the US with a remaining life of ~16 years
- Potential in other regions is more limited; remaining average life of unrecognized Swiss DTA is ~2 years

Tax loss DTAs
CHF billion


Unrecognized
Recognized
22.9
5.7
17.2
1.9
2.0
3.7
2.9
0.8
0.1
Total4
US
CH
UK5
RoW

The recognition of additional tax loss DTA would lead to increased earnings and tangible equity at the time of recognition

Utilization of historical net operating losses against taxable income would lead to additional cash being retained by UBS which would lead to an increase in retained earnings which would increase CET1 capital or could be used to return additional capital to shareholders

1 As disclosed in our 2013 Annual Report (p.69), UBS may, depending on our financial performance, increase the future profit recognition period which could materially increase the amount of recognized DTAs; 2 We expect that the next DTA revaluation will occur in 2H14 in conjunction with the release of new internal Group profit forecasts; 3 As of 31.3.14; 4 DTA recognized on UBS's balance sheet (CHF 8,370 million) includes tax loss DTA (CHF 5,687 million) and DTA for temporary differences (CHF 2,683 million); 5 Unrecognized tax losses have indefinite life in the UK

UBS
CFO/COO 12

Business division and Corporate Business division Center targets

Ranges for sustainable performance over the cycle

Business divisions

Net new money growth rate 3-5% Wealth Management Gross margin 95-105bps

Adjusted cost/income ratio 55-65% from 2015 (remains 60-70% for 2014)

Net new money growth rate 2-4% Wealth Management Gross margin 75-85bps Americas

Adjusted cost/income ratio 75-85% from 2015 (remains 80-90% for 2014)

Net new business volume growth rate 1-4% (retail business) Retail & Corporate Net interest margin 140-180bps Adjusted cost/income ratio 50-60%

Net new money growth rate 3-5% excluding money market (previously including money market) Global Asset Gross margin 32-38bps Management Adjusted cost/income ratio 60-70% Adjusted annual profit before tax CHF 1 billion in the medium term (new target)

Adjusted annual pre-tax RoAE1 >15%

Adjusted cost/income ratio 70-80% from 2015 (remains 65-85% for 2014) Investment Bank Basel III RWA limit CHF 70 billion Funded assets limit CHF 200 billion

Corporate Center

Core Functions Net cost reduction CHF 1 0 billion by year-end 20152

Basel III RWA fully applied CHF 40 billion by 31 12 15 (previously CHF 55 billion) Non-Core and ~CHF 25 billion by 31 12 17 Legacy Portfolio Net cost reduction CHF 0.4 billion by year-end 20153 additional CHF 0.7 billion4 after 2015

Refer to slide 18 for details about adjusted numbers Basel III numbers and FX rates in this presentation

1 Adjusted annual pre-tax return on attributed equity; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses net of FX movements, changes in regulatory demand of temporary nature and changes in charges for provisions for litigation, regulatory and similar matters;

3 Measured easured by 2015 year-end exit xit rate versus ersus FY13 Y1 adjusted djuste operating expenses net of changes in charges for provisions for litigation, regulatory and nd similar matters; 4 Reduction in annual adjusted operating expenses versus FY13

CFO/COO 13

Appendix

Revenue sensitivity to external factors

Factors and scenarios

Based on 31 3 14 data

Scenario Factor

(Illustrative)

10% weakening of Swiss Franc

Foreign (against major global lobal exchange currencies)2,3

10% rise in global security prices

(equities and bonds)4

Markets

100 bps increase in interest rates

Interest (parallel increase across rates all currencies)5

Estimated incremental revenues per year1

CHF billion

WM WMA R&C Global AM

~0 5 ~0 7 <0 1 ~0 1

~0.3 ~0.4 <0.1 ~0.1

~0.7 ~0.2 ~0.3 <0.1

1 Scenarios are not entirely additive; 2 USD GBP and EUR; 3 10% weakening of Swiss Franc would also result in incremental costs of approximately CHF 0.8 billion for WM, WMA, R&C and Global AM; 4 Recurring income; 5 Constant deposit and loan volumes

CFO/COO 15

Regional and business division business division performance1—FY13

CHF billion Corporate Center

EMEA2 Switzerland Americas Asia Pacific 3 Total

and global

WM 3.9 1.5 0.4 1.7 0.1 7.6

WMA 0 0 0 0 6 5 0 0 0 0 6 5

Investment Bank 2 2 1 1 2 5 2 6 0 2 8 6

Operating income Global AM 0.4 0.5 0.7 0.3 0.0 1.9

R&C 0.0 3.8 0.0 0.0 0.0 3.8

Corporate Center 0.0 0.0 0.0 0.0(0.7)(0.7)

Group 6 6 6 8 10 2 4 5(0 4) 27 7

WM 2.9 0.8 0.4 1.2 0.0 5.3

WMA 0.0 0.0 5.7 0.0 0.0 5.7

Investment Bank 1 8 0 7 2 0 1 6 0 3 6 3

Operating expenses Globaloba AMM 0.4 0.3 0.5 0.2 0.0 1.4

R&C 0.0 2.3 0.0 0.0 0.0 2.3

Corporate Center 0.0 0.0 0.0 0.0 3.5 3.5

Group 5.0 4.1 8.5 3.0 3.8 24.5

WM 1.1 0.6 0.1 0.5 0.0 2.2

WMA 0.0 0.0 0.9 0.0 0.0 0.9

Investment Bank 0.4 0.4 0.6 1.0(0.1) 2.3

Profit before tax Global AM 0 0 0 2 0 2 0 1 0 0 0 6

R&C 0.0 1.5 0.0 0.0 0.0 1.5

Corporate Center 0.0 0.0 0.0 0.0(4.2)(4.2)

Group 1.5 2.7 1.7 1.5(4.2) 3.3

1 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the he legal entity ntity where here the transaction is recorded;

2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

CFO/COO 16

Regional and business division performance[1] — 1Q14

CHF billion

		EMEA[2]	Switzerland	Americas	Asia Pacific	Corporate Center and global[3]	Total
Operating income	WM	1.0	0.4	0.1	0.5	0.0	1.9
	WMA	0.0	0.0	1.7	0.0	0.0	1.7
	Investment Bank	0.6	0.3	0.7	0.6	(0.0)	2.2
	Global AM	0.1	0.1	0.2	0.1	0.0	0.5
	R&C	0.0	0.9	0.0	0.0	0.0	0.9
	Corporate Center	0.0	0.0	0.0	0.0	0.1	0.1
	Group	**1.7**	**1.7**	**2.6**	**1.1**	**0.1**	**7.3**
Operating expenses	WM	0.7	0.2	0.1	0.3	0.0	1.3
	WMA	0.0	0.0	1.4	0.0	0.0	1.4
	Investment Bank	0.5	0.2	0.5	0.4	0.1	1.8
	Global AM	0.1	0.1	0.1	0.0	0.0	0.3
	R&C	0.0	0.5	0.0	0.0	0.0	0.5
	Corporate Center	0.0	0.0	0.0	0.0	0.5	0.5
	Group	**1.3**	**1.0**	**2.2**	**0.8**	**0.6**	**5.9**
Profit before tax	WM	0.3	0.2	0.0	0.2	0.0	0.6
	WMA	0.0	0.0	0.2	0.0	0.0	0.2
	Investment Bank	0.1	0.1	0.2	0.2	(0.2)	0.4
	Global AM	0.0	0.0	0.0	0.0	(0.0)	0.1
	R&C	0.0	0.4	0.0	0.0	0.0	0.4
	Corporate Center	0.0	0.0	0.0	0.0	(0.4)	(0.4)
	Group	**0.4**	**0.7**	**0.5**	**0.4**	**(0.6)**	**1.4**

UBS

1 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded; 2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

CFO/COO 17

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally where applicable performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

CFO/COO 18

2014Investor Update

Managing Down the Non-core and Legacy Portfolio

Phil Lofts

Group Chief Risk Officer

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

CRO 1

Successfully and materially reduced RWA and LRD since 2012

Modest and closely managed remaining credit and market risk

Non-core and Legacy Portfolio RWA

CHF billion



59% reduction in five quarters
102.5
88.3
60.0
36.5
Operational risk¹
Legacy Portfolio²
Non-core other
Non-core rates
Non-core credit
14.2
34.2
4.5
29.3
20.3
63.3
25.0
Credit risk
Market risk
23.5⁴
17.1
1.2
11.2
7.1
25.8
10.7
31.12.12
31.3.14
LRD³
~293
134

- Non-core and Legacy Portfolio RWA reduced 59% since 31.12.12, excluding operational risk:
  - Sold the vast of majority of Non-core cash positions
  - Materially exited Non-core distressed credit portfolio
  - Continued focus on reducing Non-core OTC portfolio
  - Cut Legacy Portfolio market and credit risk in half
- Credit risk RWA reduced by 59% since 31.12.12
  - OTC exposures ~87% collateralized
  - Aggregate OTC uncollateralized exposure ~CHF 4.4 billion, >75% rated investment grade or better
- Market risk RWA reduced by 57% since 31.12.12
  - Majority of Non-core market risk will be eliminated with planned exit of correlation trading portfolio
- Leverage ratio denominator continues to be a key focus
  - Reduced by ~54% since 31.12.12
  - Unwind strategy will drive further reductions

UBS

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Non-core and Legacy Portfolio operational risk; 2 Excluding operational risk; 3 Swiss SRB leverage ratio denominator, pro forma estimate for 31.12.12, Legacy Portfolio pro forma estimate for 31.12.12 based on period ending balance; 4 Of which CHF 9.2 billion of operational risk RWA from Non-core and CHF 14.2 billion of operational risk RWA from Legacy Portfolio

CRO 2

Non-core Credit

Dominated by Structured Credit with strong further reduction expected

Non-core Credit RWA
excluding operational risk, CHF billion



(65%)
Credit risk
Market risk
20.3
18.9
13.0
9.7
7.8
7.1
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
31.3.14
7.1
0.6
0.9
5.6
Other
Loans
Structured credit
31.3.14

	31.12.12	31.3.14	Change
Funded assets, CHF billion	10	2	(80%)
Positive replacements values, CHF billion	25	12	(52%)
Swiss SRB LRD[1], CHF billion	~110	38	~(65%)
# of line items	~550k	~160k	>(70%)

Exceptionally effective reductions in LRD and line items, reflects robust focus on bilateral unwinds and multilateral compressions of dealer-facing positions

- **Structured credit** consists of CDS and tranched credit positions (index and bespoke) traded under a correlation strategy
  - Referenced positions are corporate and sovereign names, predominantly US and EU corporates
  - Agreement reached in April 2014 to exit majority of Structured Credit market risk[2]
  - Additional reductions in RWA and LRD expected by end 2014 as trades are novated or mature; 31.12.14 RWA projected at ~CHF 1 billion
- **Loans** consists predominantly of investment grade corporate undrawn facilities

UBS

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Swiss SRB leverage ratio denominator, pro forma estimate of ending balance for 31.12.12; 2 Not reflected in 1Q14 figures

CRO 3

Non-core Rates

RWA[1] is mainly credit risk and driven by derivative counterparty exposure

Non-core Rates RWA

excluding operational risk, CHF billion



(62%)
Credit risk
Market risk
29.3
28.6
23.0
18.9
13.8
11.2
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
31.3.14
11.2
2.0
Non-linear OTC
9.2
Linear OTC
31.3.14

	31.12.12	31.3.14	Change
Funded assets, CHF billion	18	2	(89%)
Positive replacements values, CHF billion	295	130	(56%)
Swiss SRB LRD[2], CHF billion	~140	69	~(51%)
# of line items	~750k	~370k	~(51%)

} Reduction mainly driven by exiting and clearing of trades

- LRD reduced >50% with trade exits, clearing, and compressions
- Credit risk RWA reflects counterparty credit risks from both linear and non-linear OTC rates derivatives
  - >90% of exposure collateralized (~85% cash, ~15% securities) with dealers and institutional counterparties
  - Uncollateralized exposure: ~CHF 2.7 billion; ~260 counterparties; >87% investment grade; >50% rated AA- or better
- Low market risk reflects active hedging in liquid markets
- RWA reductions reflect parallel track strategy
  - Largest 30 non-dealer counterparty RWA as of January 2013 reduced by >70% since 31.12.12 (15 materially exited)
  - Dealer RWA reduced via compressions, clearing, optimization; down >70% since 31.12.12

UBS

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Excluding operational risk; 2 Swiss SRB leverage ratio denominator, pro forma estimate of ending balance for 31.12.12

CRO 4

A clear trajectory for exiting Non-core

Unwind strategies have been developed and implemented across all areas

OTC positions: natural decay of RWA

CHF billion

44

37

32

27

Reduced natural 27

22 decay

24 profiles reflect 21 17 active position 18 18 exits 31.3.14 16 15 14 12 10

30.9.12 31.12.13 31.12.14 31.12.15 31.12.16 31.12.17

30.9.12 projection 30.9.13 projection 31.3.14 projection

Unwind strategies include a mix of:

- Clearing, compressing and back-loading trades with other dealers

- Negotiating unwinds bilaterally

- Negotiating assignments/novations

- Book sales

Marginal efficiency of bilateral approach is expected to decline as efforts focus on names with smaller RWA

Portfolio and book sales important to achieve full exit

- Full sale eliminates support costs and maximizes LRD reduction

- Decisions will continue to be made on a multi-factor economic basis

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

CRO 5

Legacy Portfolio

Significant exits across all asset classes; reduced risk profile well hedged

Legacy Portfolio RWA

excluding operational risk, CHF billion

50% reduction in five quarters

34.2 34.2

Other 4.5

Muni swaps and options 4.6 Auction rate

3.2 securities1 Credit Real estate assets 2.4 26.8 risk

Monolines 4.0 17.1 17.1

2.8

Reference linked 5.7 0.9 1.5 notes (RLNs) 2.2 12.7

2.0

Collateralized 3.1 Debt Obligations 9.8 7.4 Market (CDOs) risk 4.6 4.4

31.12.12 31.3.14

31.12.12 31.3.14 Change

Funded assets 20 14 (30%) Positive replacements values (PRV) 16 9 (44%) Swiss SRB LRD2 ~38 23 ~(39%)

CDOs, RLNs, Monolines: Predominantly CDS protection referencing ABS assets, hedged by long positions in those or similar cash assets; hedged positions mitigate impact of directional moves

Real estate assets: Primarily a portfolio of CDS positions with related hedges to mitigate the impact of directional moves

Auction rate securities1: Student loans, municipal obligations and auction preferred securities

Muni swaps and options: Long-dated vanilla interest rate swaps hedging bond issuance by US municipal counterparties

Other: Smaller positions including Blackrock loan

Credit and market risks substantially reduced; demonstrated by tight distribution of daily revenues

Daily revenue distribution

(1.1.13-31.3.14), CHF million

16% 14% 12% 10% 8%

Frequency 6% 4% 2% 0%

(45) (35) (25) (15) (5) 5 15 25 35 45

Daily revenue

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Auction rate securities and auction preferred stock; 2 Swiss SRB leverage ratio denominator, pro forma estimate for 31.12.12

CRO 6

Maximizing shareholder value

Unwinds balance capital release and exit costs to be economically efficient

Cumulative RWA reduction and quarterly revenues
RWA in CHF billion and revenues in CHF million



222
(27)
(127)
(33)
49
(5.4)
(25.7)
(35.3)
(47.6)
(51.8)
1Q13
2Q13
3Q13
4Q13
1Q14
Operating income excluding DVA and SNB StabFund option[1]
Cumulative RWA reduction excluding operational risk

- Direct oversight by Group CEO, Group CFO/COO and Group CRO
- Operating income negatively impacted by DVA that has reflected our spreads tightening over last year
- Detailed plans are in place for exiting the portfolios and ensuring the Group meets its target capital ratios
- Incentives are aligned with shareholders' interests focused on capital release, infrastructure simplification and protecting our customer franchise
- Trading decisions consider:
  - Absolute exit costs
  - Capital consumption / tenor
  - Funding charges
  - Trade complexity
  - Potential direct and indirect cost savings

UBS

Refer to slide 9 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 DVA amounts were CHF 37 million in 1Q13, CHF (21) million in 2Q13, CHF (47) million in 3Q13, CHF (68) million in 4Q13, and CHF (19) million in 1Q14

CRO 7

Key messages

Counterparty risks are largely collateralized or are with good quality credits

Clear strategy and robust oversight for further disciplined reduction of Non-core and Legacy Portfolio RWA and leverage ratio denominator

Speed of reduction is weighed against the ultimate benefit to shareholders

CRO 8

Important information related to numbers shown in this presentation

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally, where applicable, performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

CRO 9

2014Investor Update

Global AM —An Attractive Franchise with Growth Potential

Ulrich Körner

CEO UBS Global Asset Management

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS's first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Global AM 1

Attractive industry fundamentals

Evolving client needs

- Growing demand for outcome oriented **solutions and bespoke products**
- Shift from **"local" to "global"** portfolios
- Continued **separation** between beta and high alpha

Compelling growth prospects

- **Structurally attractive growth prospects** (~2-3x GDP growth[1])
- Double-digit growth[1] forecast for **solutions and passive** capabilities; high single-digit growth[1] expected for **alternatives**

Attractive risk-adjusted returns

- Attractive risk/reward profile with **returns significantly in excess of the cost of capital**
- **Highly cash flow-generative business**

Regulation: cost and opportunity

- Increasing requirements re **capital levels, size, client onboarding**, etc.
- Large global asset managers **best positioned** to deal with regulatory changes
- Shift **towards a guided (open) architecture**, reflecting increasing regulatory burden

UBS

1 BCG Global Asset Management Survey, 2013

Global AM 2

Global AM — An attractive franchise with growth potential

Capital-light, cash flow generative business positioned to benefit from industry fundamentals and management initiatives

2011 2012 2013

585 456 543

Profit before tax

adjusted, CHF million

31 25 18

RoAE

adjusted, %

Stable profit contribution

Attractive risk/reward profile

Refer to slide 12 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Global AM 3

Diversified across regions, asset classes and channels

Well positioned to capture opportunities in shifting market dynamics

Regions[1]

% of invested assets, 31.3.14


EMEA
22
Switzerland
34
21
APAC
23
Americas

- True global reach
- Solid position in core developed markets
- Strong position in key growth markets, in particular across APAC

Asset classes[1]

% of invested assets, 31.3.14


Equity
13
Fixed Income
19
Passive
29
Multi-Asset (incl. solutions)
15
14
10
Alternatives
Money Market

- Broad traditional offering providing core building blocks
- High growth passive business
- Leading manager in the alternatives segment

Distribution channels[1]

% of invested assets, 31.3.14


UBS's wealth management businesses
29
61
10
Third-party wholesale
Third party instiutional2

- Significant institutional franchise and solid growing third party wholesale client base
- Strong collaboration with UBS's leading wealth management businesses

UBS

1 Share of total invested assets as per internal distribution view for regions and distribution channels, and product view for asset classes; 2 Incl. invested assets from UBS Investment Bank channel

Global AM 4

Solid investment performance with key areas of strength to build on

Investment performance

31.3.14

Equity1 Fixed Income1 Multi-asset1 Alternatives2 Real Estate3

(incl. solutions) (O'Connor and A&Q)

12% 13%

33% 43% 1 year 57% 49% 51% 67% 88% 87%

10% 3%

27% 27% 30%

3 years

70% 73% 73% 90% 97%

% below peer median1,3/ index2 % above peer median1,3/ index2

1 Percentage of invested assets per Lipper ranking. Investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to UBS's wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe covered by Lipper includes actively-managed funds totalling CHF 98 billion on 31.3.14. Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 7.4.14; 2 Percentage of invested assets above appropriate peer indices among key hedge fund and hedge fund-of-fund products with at least a 3-year record as at 31.3.14; 3 Percentage of invested assets by peer quartile ranking for key real estate funds with relevant peer universes; some products have significantly lower leverage and risk profiles than those of peers

Global AM 5

Driving profitable growth

Strategic priorities focusing on four key levers

Investment performance

Distribution

Talent

Operational efficiency

Establish clear investment performance metrics

Fully leverage diversified capabilities and capitalize on strong position in high alpha, smart beta capabilities and multi-asset solutions

Increase focus on key investment strategies/capabilities

Strengthen focus on core and key growth markets

Dedicated wholesale and institutional distribution approach

Global top client coverage model to deliver holistic service quality and expertise

Further leverage internal collaboration with WM and WMA

Foster an environment that attracts, develops and retains industry-leading talent and expertise

Extend talent development programs to cover key areas of growth

Upgrade operating platforms and streamline existing processes to enhance efficiency and address future needs

Global solutions, locally tailored/packaged to address specific local requirements

Global AM 6

Leveraging our strong position in alternatives and real estate

A leading alternatives manager (#4[1]) with CHF 78 billion in invested assets

Global Asset Management alternatives[2]

31.3.14, invested assets

A&Q
(CHF 25 billion)

- One of the largest hedge fund allocators globally[5]
- Long track record of tactical allocation across wide range of managers and strategies

O'Connor
(CHF 5 billion)

- Single manager hedge fund business with 14-year track record dedicated to absolute return investment management

Real Estate
(CHF 40 billion)

- Largest, most diversified bank-owned real estate manager
- Capabilities across the risk/return spectrum with focus on core and value-add
- Long track records across major markets
- Returns reflect lower leverage and risk profiles of certain products

Investment performance

% of invested assets with returns above/below peer indices, 31.3.14



1 year
3 years
12%
88%
100%
14%
86%
14%
86%
33%
67%
27%
73%
Above peer index[3]/ median[4]
Below peer index[3]/ median[4]

1 Source: Towers Watson Financial Times, July 2013; 2 UBS Global AM invested assets in alternatives excl. infrastructure and private equity; 3 Percentage of invested assets above appropriate peer indices among key hedge fund and hedge fund of fund products with at least a 3-year record at 31.3.14; 4 Percentage of invested assets by peer quartile ranking for key real estate funds with relevant peer universes; 5 InvestHedge Billion Dollar Club, June 2013

UBS

Global AM 7

Leading capabilities in the multi-asset solutions business

Innovative solutions leveraging our expertise (examples)

Asset allocation and currency

Example: Global Allocation Fund (NAV indexed)

200 150 100

50

2009 2014

UBS Leading competitor

Manager selection

Example: PACE Select gross absolute performance1

14.1% 15.9%

8.9%

1Y 3Y 5Y

Information ratio 2.64 0.85 1.45

Superior manager selection insights and access, resulting in consistent alpha generation

Top-10 global balanced funds provider; strong performance track record

Structured solutions

Client-focused solutions, combining Global Asset Management's investment capabilities with solutions overlay (e.g., downside risk reduction, income)

Passive

Solution

Capital preservation

Active

Income enhancement

(Equities, fixed income, etc.)

Volatility control

Targeted outcomes

Alternatives

1 Annualized performance

Institutional financial advisor

Flexible tactical and strategic advisor providing CIO-type services to key clients, based on Global Asset Management's investment expertise including LDI, risk advisory, etc.

Global AM 8

Strong collaboration with WM and WMA

Working together to deliver the best of Global Asset Management to WM and WMA and their clients

Mutual fund penetration of invested assets

31.12.13, CHF billion

WM 23% 886

Significant mutual fund penetration provides attractive opportunity for Global AM from increased collaboration

WMA 36% 865

Share of invested assets in mutual funds

%

(UBS Global Asset Management and third parties)

Key measures to enhance co-operation

Provide superior support and services to the world's premier wealth management platform:

– Strengthen coverage model for WM and WMA with clear responsibilities and accountabilities

– Increase focus on joint product development tailored to clients' needs

– Continue to leverage strong alternative investment capabilities to meet eet increasing demand

– Deliver institutional-like and customized solutions to UHNW and GFO clients

– Increase accessibility of UBS mutual funds globally

Global AM 9

Targets1

Net new money growth

Excluding money market flows, %

3-5

0.8

(2.3)

(3.4)

Gross margin

bps

32-38

33 33 33

2011 2012 2013 Target

Cost/income ratio

adjusted, %

75

71 69 60-70

Profit before tax

adjusted, CHF million

1,000

585 543 456

2011 2012 2013 Target2

Refer to slide 12 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Annual performance targets. Performance targets assume constant FX rates; 2 Profit before tax target in the medium term

Global AM 10

Key messages

Well diversified and highly cash flow generative business in an industry with attractive fundamentals

Striving to deliver superior investment performance with industry-leading talent and expertise

Trusted partner for clients with our high quality solutions, drawing on the full breadth of the firm's capabilities

Targeting a profit before tax of CHF 1 billion in the medium term

Global AM 11

Important information related to numbers shown in this presentation

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally, where applicable, performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Global AM 12

2014Investor Update

Leading Global Franchise with Superior Growth Prospects

Bob McCann

CEO, Wealth Management Americas and UBS Group Americas

Jürg Zeltner

CEO, Wealth Management

May 6, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

WM/WMA 1

Our wealth management franchise is unrivalled

Invested assets of CHF 1.8 trillion managed by over 11,000 advisors

Wealth Management Americas

2013

USD 1 trillion invested assets, USD 1 billion adjusted pre-tax profit USD 1 million in revenue per FA

Well positioned to capture growth opportunities; continued progress in banking initiatives

Invested assets

31.3.14, CHF billion

872 897

Wealth Management

2013

CHF 0.9 trillion invested assets, CHF 2.4 billion adjusted pre-tax profit CHF 1.8 million in revenue per CA

Leading position in Europe, APAC, Emerging Markets, Switzerland and UHNW segment by invested assets1

Profit before tax: WM + WMA Net new money: WM + WMA Invested assets: WM + WMA adjusted, 2013, CHF billion CHF billion CHF billion

3.3 54 1,769

2.7 47 1,593

+25% +14% +11%

2012 2013 2012 2013 31.12.12 31.3.14

“Best Private Bank Globally 2013” and “Best Global Wealth Manager 2013“2

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Scorpio Partnership Private Banking Benchmark, Private Banker International, UBS Estimates; 2 Euromoney 2013

WM/WMA 2

UBS is best positioned to seize the global wealth management opportunity

Our footprint is unique with a strong presence in growth markets

- Fundamentally attractive industry economics
- Compelling growth prospects
  - UHNW ~8%[1]
  - HNW ~6%[1]
- Still highly fragmented industry



UBS invested assets 31.3.14
CHF billion
North America[1,2]
estimated market growth CAGR 2012-2017
~2%
872
Europe including Switzerland[1,3]
estimated market growth CAGR 2012-2017
~3%
525
APAC[1]
estimated market growth CAGR 2012-2017
~8%
225
Emerging markets[1,2,4]
estimated market growth CAGR 2012-2017
~8%
140
UHNW globally[1,5]
estimated market growth CAGR 2012-2017
~8%
424

1 BCG World Wealth Report 2013; incl. retail households; 2013 growth based on growth forecast; 2 WMA's Latin America business is included in the North America invested assets, not in emerging markets; 3 Includes Western Europe and all other countries not covered elsewhere, beneficiary owner domicile view, invested assets are the sum of the invested assets usually reported in Europe and Switzerland; 4 Middle East & Africa, Latin America and Eastern Europe; 5 UHNW invested assets overlap with the regional split

UBS WM/WMA 3

Leveraging the Group capabilities to serve our clients

Investment Bank

Access to capital markets and product development

Top-notch execution & institutional-like client coverage

Strength in Equities and FX

Research

M&A advisory/Corporate Finance

Joint venture with wealth management businesses: Global Family Office

Retail & Corporate (for WM)

Client referrals

Largest and most efficient booking center

Domestic reach in Swiss market

Client

Global Asset Management

Wide range of investment products

Strength in Equities, Alternatives, and Real Estate

Tailored solutions

Corporate Center

Financial strength

Strong brand

Efficiency opportunity

WM/WMA 4

Management agenda to drive profit growth

Investment engine

UHNW/GFO

Pricing

Cost efficiency

Banking products and lending

Leverage our global expertise across the entire client base Apply our unique set of global capabilities across both businesses Implement pricing aligned with value proposition Manage direct costs to stay within the new cost/income targets Prudently expand services to lending and financing solutions

We aspire to 10-15% adjusted pre-tax profit growth

WM/WMA 5

Wealth Management Business Division

WMWMA

Wealth Management operating income

CHF billion, arrows illustrative

(9%) +14%

7.2

7.6

Management priorities

Delivered strong revenue growth while absorbing headwinds

Adjusted operating income 2011

Deposit spread compression

Offshore transformation

Retrocession-free discretionary mandates

Treasury related income

Book transformation1 and pricing

Net new money

Client activity

Security market performance and FX

Other income

Adjusted operating income 2013

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Book transformation describes our focus on increasing the share of mandates as a percentage of total invested assets

WM/WMA 7

WMWMA

Over 40% of revenues from Asia Pacific and Emerging Markets

Operating income by business area By client segment

adjusted, CHF billion 2013

7.6

7.2

18%

Emerging markets 18%

35% 41%

Asia Pacific 17% 22%

Switzerland 21%

19%

Europe 44%

40%

20112 2013

Operating income

~28%

~72%

Profit before tax1

~30%

~70%

UHNW Other

UHNW cost/income ratio: ~63%

Substantial increase in profit contribution from APAC

Continued investments in Emerging Markets

Europe and Switzerland most affected by low levels of interest rates and transactions

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Adjusted, excluding CHF 107 million for Swiss/UK tax agreement and CHF 58 million for cross-border litigation provisions; 2 Excluding the gain on the sale of the strategic investment portfolio of CHF 433 million

WM/WMA 8

WMWMA

Clear strategic priorities to drive growth

Making investment management part of our DNA

Transforming advisory Growing UHNW Reinvigorating HNW

Expanding our global footprint

Leveraging our unique platform

Place investment management and portfolio construction1 at the heart of our offering

Shift Traditional Advisory2 assets into mandates to provide a greater selection of value-added services to clients

Further enhance and capitalize on our market-leading position in high-growth global UHNW segment, including GFO

Refocus and invest in our HNW business to optimize competitive advantages, drive growth and leverage mandate and advice capabilities

Continue investments into our global onshore footprint to capture growth opportunities and appropriately balance offshore/onshore businesses

As industry transforms, increasingly translate competitive advantages into profitable market share gains

1 Portfolio construction = Strategic Asset Allocation; 2 Traditional Advisory consists of advisory assets which are not under mandate contract

WM/WMA 9

WMWMA

Taking care of our clients’ wealth

Leveraging our investment engine across the entire client base

Client profiling

Return

Risk

House View

Traditional Advisory

Discretionary mandates

Advisory mandates

Deep understanding of our clients’ investment needs and risk tolerance

Six consistent risk/return profiles used across all products

Clear and consistent views on markets and asset classes used by all advisors around the world

Input from >850 in-house specialists and renowned external money managers

Institutional-type response time to market events

UBS House View tailored to regional and local demands

Ability to customize

Extensive external and internal communication to support implementation and build reputation as an investment manager

WM/WMA 10

WM/WMA

We aspire to manage a larger proportion of invested assets


Positive impact on gross margin
Traditional Advisory (Cash and cash-equivalent[1])
Traditional Advisory (Non-cash assets)
Discretionary and advisory mandates
22%
56%
22%
28%
72%
Traditional Advisory 100%
~40%
Current book structure[2]
Aspirational book structure

Benefits

- **Superior client value proposition** allowing for **premium pricing**
- **Gross margin pick-up**
- Increasing share of **higher-quality recurring revenues**
- **Scalability of mandate platform**: low marginal costs
- **Institutionalization of relationships**
- Scope for **cost savings** as book shift progresses
- **Lower regulatory risk** exposure
- **Potential for positive** performance **impact on asset base**

UBS

1 Cash and cash-equivalent include all accounts, short-term deposit and money market instruments (including funds); 2 As at 31.12.13

WM/WMA 11

WMWMA

Seizing the revenue opportunities and positioned for macro upside

Revenue development 2013–2016

illustrative example

Move towards premium offering

Revenues 2013

Regulatory headwinds

Book transformation and pricing

Net new money growth

Invested asset performance

Client activation

FX

Interest yield

Security markets

Security market volumes and FX volatility

Revenues 2016

Comments

Outflows in the context of fiscal and regulatory concerns

Shift of assets into mandate products

Pricing better etter aligned ligned with ith value alue proposition

Client acquisition and share of wallet growth

Alpha generation from investment engine

Client activation in Traditional Advisory space (success on mandates reduces revenue impact)

Diversified FX exposure due to global presence

Expected tapering of net interest income compression, upside from future rate increases

Level of main asset classes impacting invested assets

Client risk appetite, trading behavior and invested assets sensitivity

WM/WMA 12

WMWMA

Positive operating leverage

Low marginal costs from additional revenues

Operating leverage

illustrative example, bars not to scale

Increasing focus on costs

Realizing efficiency improvements to fund investments

Continued annual investments of 3-5% of revenues

Pre-tax profit t

Net cost growth and investments

Natural cost growth

Rising regulatory expenses

Strategic investments

Allocated cost savings

Successful execution of Corporate Center model

Front office cost savings

Front office efficiency

Non-revenue-generating population and rank structure

Organization design

Structural “positive jaws”

Low marginal costs from additional revenues

Scalable platform

Capitalizing on our investments

Positive operating leverage supported by business model, mix shift, and cost savings

Pre-tax profit t+1

WM/WMA 13

Wealth Management Americas Business Division

WMWMA

Accelerate growth through transformation

WMA’s unique positioning and global reach enabling growth through transformation

30% 29%

25% 24%

20% margin 19% it

15% prof 14% tax

10% e -

9%

Pr

5% 4%

0% (2%)

60% 65% 70% 75% 80% 85% 90% 95% 100%

Clients with invested assets USD >1 million

Wire- WMA house Future median

2013 2011 2009

2013 2011 2009

US private bank median

3 pillars of growth

Banking products and lending

Wealth Management advice

Cross-business collaboration

= USD 500 billion

Source: Company filings, McKinsey analyses, and WMA analyses

Note: Wirehouse data based on wealth management businesses of Bank of America, Morgan Stanley and Wells Fargo. Percentage of invested assets greater than USD 1 million based on McKinsey analysis; pre-tax profit margin and asset size derived by WMA

WM/WMA 15

WMWMA

Pillars of further growth—Banking and lending

Lending balances

USD billion

+88%

39.1

3.5

6.4

29.7

4.9

2.0

20.8

2.8

0.1

29.2

22.8

17.9

31.12.09 31.12.11 31.12.13

Securities-based lending Mortgages Other

Mortgage balances and securities-based lending increased by 220% and 28%, respectively, between 2011 and 2013

Over 99% of loans secured by securities (83%) and residential property (16%)

Since 2010 average spreads earned on securities-based lending increased by 29 bps

Strong advisor engagement, well positioned for further growth:

– Advisor penetration1 in mortgage products increased from 8% in 2009 to more than 26% in 2013; ambition to double

– Clients with new securities-based lending approvals in 2013 generated ~USD 10 billion in net new money

1 Advisor penetration defined as an advisor originating more than 1 mortgage in a rolling 12-month period

WM/WMA 16

WMA

Pillars of further growth — Holistic wealth management advice

Clients need wealth management advice

- Plan
- Access
- Save
- Borrow
- Grow
- Protect
- Give

Clients more satisfied when receiving more holistic wealth management advice


Breadth of advice[1]
Satisfaction with firm
79
96
Satisfaction with advisor
79
98
% likely to refer advisor
74
98
Satisfaction with value of fees
63
85
% of assets with advisor
61
73

Executing programs to support advice delivery

Aligned incentive programs

Developing advisors

- Team formation
- Advisor training/eLearning
- Practice management
- Client focus/efficiency

Supporting advisors in delivering holistic advice

- Global CIO
- Marketing

Source: UBS Investor Survey (March 2014), 1,145 respondents with more than USD 1 million in invested assets
1 Breadth of advice represents number of advice dimensions received by investor (shown 1 advice dimension vs. 7 advice dimensions)

UBS
WM/WMA 17

WMWMA

Financial plans drive deeper relationships and stronger economics1

Existing clients

YoY change

A financial plan drives stronger economics

Revenues

Advisory program penetration

Client retention

57% 539% 22%

New clients

YoY change

A financial plan drives asset growth

NNM 261%

NNM

New clients with plan prior to 306% account opening

1 Based on internal analysis of WMA (sample of existing and new) households who received a financial plan vs. equivalent households who did not, comparing their change in key performance metrics between the pre-plan and post-plan time periods; figures above represent differences in period-over-period change between plan households and non-plan equivalent households

WM/WMA 18

WMWMA

Pillars of further growth—Cross-collaboration to deliver the firm

3,488 referrals and 943 wins in 2013; 1Q14 IB referral revenue up 2.3x YoY

Collaboration within organization to meet client needs Fostering a culture of collaboration

WM/WMA

Global CIO and Wealth Management Research

Global Family Office Private Bank Wealth Advice Center

Investment Bank

M&A and IPOs

Block trades

Corporate and structured lending

Corporate Services

Equity plan advisory services Institutional consulting and 401k Corporate cash management Directed share programs

Global Asset Management

Investment solutions for retirement plans and institutions Corporate cash management

Accomplished:

Stronger Americas regional governance with cross-business leadership

Created regional client committee

Defined referral incentive structure

Underway:

Developing trust and business relationships between bankers and advisors

Proactively identifying opportunities

– WMA C-Suite/Board member relationships

– Corporate services opportunities from IB relationships

– IPO and liquidity event transactions

WM/WMA 19

Targets

Targets1

Wealth Management Americas

Cost/income ratio

adjusted

91% 90% 86% 80-90% 75-85%

2011 2012 2013 Old New target target

Net new money growth

annual % of invested assets

2-4%

2.9%

1.9% 2.3%

2011 2012 2013 Target

Gross margin

bps

79 78 79 75-85

2011 2012 2013 Target

Wealth Management

68% 71% 66% 60-70% 55-65%

2011 2012 2013 Old New target target

3-5%

4.4%

3.5%

3.1%

2011 2012 2013 Target

96 95-105

89 88

2011 2012 2013 Target

Very limited capital consumption required for capturing structural growth potential

Refer to slide 31 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Annual performance targets. Performance targets assume constant FX rates

WM/WMA 21

Key messages

Our wealth management businesses are uniquely positioned to capture the global wealth management opportunity

We leverage our global platform and the capabilities of the entire Group to serve the needs of our clients

We aspire to deliver 10-15% adjusted pre-tax profit growth per year over the cycle across both our wealth management businesses

WM/WMA 22

Appendix

Key elements of our platform

Global reach and leading market positions

- Clients from **>200 domiciles** covered via **25 booking centres** globally
- **Presences** in **>40 countries** with increasing share of total assets
- Global reach allowing to capture **growth in APAC, GEM and UHNW segment**

Comprehensive investment and advice offering

- Highly **scalable investment management and advice engine,** large product shelf
- **Close cooperation with all other UBS divisions**
- Most of the **value chain** across markets/client segments **covered in-house,** broad pool of specialists



Global presence & growth
Investment & advisory
WM platform
Compliance & risk management
Execution, custody & reporting

Global compliance and risk management framework

- **Robust framework in place** supporting our front-to-back offering **across multiple jurisdictions**
- **Fully embedded product and investment suitability rules**
- Strong **risk management track record**

Unrivalled execution, custody and reporting capabilities

- **Executed WM order flow of >CHF 2,500 billion** across all asset classes in 2013; ~590k products ready to trade
- **Custody offering** allowing maximum **safety and flexibility**
- **Global customized consolidated reporting** including in-depth performance analytics

Unique global platform covering the entire value chain across many markets and client segments

Given barriers of entry, impossible to replicate organically

UBS

WM/WMA 24

Process behind our investment engine


Return
Risk
SAA
TAA
Advisory
Delegation
Return
New
Old
Risk

Client profiling	Analysis	UBS House View	Investment strategy	Investment solutions	Portfolio management goals
	CIO Office			IPS	
• Client advisors gather and maintain deep understanding of our clients' investment needs and risk tolerance • Six consistent risk/ return profiles used across all products • Large scale investment in systems allowing real time scenario analysis	• >850 economists, analysts and investment experts within UBS • Coverage of all major asset classes • Reconciling local, bottom up input with top down macro views • Constant monitoring, adjustment, communication, and implementation	• Formation of the single UBS House View with clear and consistent positions on markets and asset classes • Tailored communication to internal and external clients • "Avoiding tunnel vision" through systematic feedback from external fund managers as well as input from client-facing front-end	• Based on UBS House View, determination of strategic asset allocation (SAA) and tactical asset allocation (TAA), augmented by thematic and tactical satellite investment ideas • Local, regional, and global opportunities presented in one consistent framework • Extensive quantitative modeling to ground qualitative assessments	• Delegated, segregated investment management portfolios reflecting UBS House View, tailored to client's profile • Contract-based advisory enabling clients to monitor and correct portfolios against their profile and UBS House View • Providing Traditional Advisory clients with solutions aligned with UBS House View	• Investment and advisory mandates aligned to client profiles, reference currencies and investment strategies – Investment mandates: Optimal instrument selection within portfolio construction; ability to accomplish personal investment instructions – Advisory mandates with daily health checks and customized solutions • Leverage single instrument expertise for optimizing Traditional Advisory portfolios

UBS

WM/WMA 25

Chief Investment Office

Fully institutionalized, state-of-the-art and highly scalable Chief Investment Office

Resources

- CIO office staff ~180 in 12 locations
- Next to buy-side investment experts, significant resources dedicated to communication and process management
- Given front-end demand, dedicated regional and UHNW CIO offices
- Ability to draw input from >850 specialists within UBS Group and to leverage real-time input from the IB's direct market presence
- Heavy technology spending to develop necessary internal IT capabilities
  - Built scalable proprietary computer systems to run client portfolio health checks
  - Created automated client alerts on needed adjustments to optimize risk/return

Processes

- Sophisticated processes to form investment strategies and manage positions, incorporating
  - Best practice quantitative and qualitative components
  - Extensive challenge process, including external and client feedback
  - Real-time, live updating capability
- Since 2010, developed and embedded fully integrated value chain together with internal partners
- Ensuring impact of formed investment views and aligned product solutions on
  - Discretionary mandates
  - Advisory mandates
  - Traditional Advisory business
  - UBS mutual funds
- Benefiting individual wealth management clients by delivering institutional quality services in customized ways

Performance

- Objective: achieving best risk/return outcomes while matching client needs
- Strategic Asset Allocation with a 5- to 7-year time horizon, expected to deliver majority of investment performance
- CIO Global Unconstrained Investment View (tactical 6-month horizon): deploying tactical trades to SAAs within pre-defined and limited risk budget => 122 bps of alpha in 2013[1]



125 bps
100 bps
75 bps
50 bps
25 bps
0 bps
122 bps
Target range
Dec 2012
Apr 2013
Aug 2013
Dec 2013

UBS

1 Comparative results based on market indices representing the relevant asset sub-classes, measured on a currency hedged basis with the exception of emerging market equities. The performance calculation does not take into account any transaction costs or fees

WM/WMA 26

Investment Products and Services (IPS)

Enabling the transformation of the WM book of business

- Discretionary investment management with broad product offering
- Ability to customize though personal instructions
- ~100,000 discretionary mandates across asset classes and geographies
- Consistent translation of UBS House View into ~10,000 model portfolios
- ~400 specialists


IPS[1]
Discretionary Mandates
Advisory Mandates
Advisor
Clients
Wealth Planning
Non-contract Advice and Brokerage

- Fee-based advice in portfolio context
- Daily monitoring of portfolio against pre-defined criteria with CA alerts
- Daily customized investment opportunities in line with UBS House View, portfolio risk/return contribution and suitability
- ~30,000 mandates across asset classes and geographies
- ~130 specialists

- Personalized wealth life-cycle advice
- Highly specialised experts across disciplines and markets
- Ability to deliver sophisticated and bespoke client solutions in-house
- Broad product offering
- ~420 specialists

- Traditional Advisory and shelf engine
- Advice in line with UBS House View
- Offering includes Equities, Fixed income, FX, Structured Products, Investment Funds, Alternatives and Precious Metal
- Monitoring of ~26,000 securities, of which 6,000 actively offered
- ~300 specialists

Integral part of value chain and transformation enabler

Focus on customization, innovation and scalability

First point of contact for client advisors

UBS

1 As well as the functions highlighted on the slide, IPS is also responsible for handling the WM order management/execution, risk and regulatory management, distribution and sales support

WM/WMA 27

We deliver differentiated solutions to our clients



Average industry standard
Limited specialist and product resources
Advisory assets
Limited institutional execution capability
Discretionary mandates
Limited geographic footprint



UBS
Access to broad pool of specialists and products across UBS Group
Product shelf and execution capability
Advisory mandates
Discretionary mandates
Traditional Advisory
Broad selection of booking centers
Customized reporting and custody

Comprehensive wealth planning approach
Focus on customization at the client level

Discretionary mandates
- Investment process driven by individuals
- Limited customization potential
- Retrocessions in mandates

Advisory assets
- Advice driven by individual CAs
- Single-product brokerage focus without portfolio context
- Limited product shelf

Discretionary mandates
- Fully-institutionalized process
- Optimal instrument selection within defined portfolio construction[1]
- Individual client instructions
- Investment performance

Advisory mandates
- Advice in line with portfolio construction, reflecting client profile
- Daily portfolio health checks[2]
- Daily opportunity offering[2]
- Access to specialists

Traditional Advisory
- Advice reflecting UBS House View across all asset classes
- Access to extensive product shelf
- Access to institutional execution capabilities

UBS

1 Portfolio construction = Strategic Asset Allocation; 2 UBS Advice only, relating to the identification of new health check issues that have arisen in the last 24 hours. UBS Advice is our flagship advisory mandate product which we started to roll out in 2013 – it is tailored to clients who do not require regular access to an investment specialist

WM/WMA 28

WM WMA

Revenue sensitivity to management actions and market factors[1]

Execution of management priorities

Less conservative investment behavior	10% of clients shift from conservative to a more balanced portfolio based on current book concentration: ~CHF 140 million per year (~1.6 bps RoA)
Book transformation	2 additional mandate sales (CHF 1 million each) for every client advisor per quarter: ~CHF 100 million per year (~1.1 bps RoA)
Net new money	50% of client advisors increase their current book size by 5% NNM growth: ~CHF 100-150 million per year
Pricing	50% of client advisors remove discounts on invested assets by 10%: ~CHF 90 million per year (~1 bp RoA)

Positive external factors

Foreign exchange[2]	10% depreciation in the CHF vs. USD: ~CHF 250 million 10% depreciation in the CHF vs. EUR: ~CHF 190 million 10% depreciation in the CHF vs. GBP: ~CHF 40 million
Interest yield	100 bps parallel shift in the yield curves of all currencies: ~CHF 700 million per year, based on constant deposit and loan volumes (~8 bps RoA)
Security markets	10% rise in global security prices (equities and fixed income): ~CHF 200-350 million per year (incremental recurring income)
Security market volumes & FX volatility	10% increase in traded securities and FX market volumes (equities, fixed income and FX): of ~CHF 90 million per year (~1 bp RoA)

UBS

1 Estimated based on FY13 revenues and 31.12.13 invested assets, deposits, and loan volumes; 2 10% depreciation in the CHF would also result in incremental costs not reflected on this slide

WM/WMA 29

WM WMA

Strong financial performance

Pre-tax profit growth
(1H12=100)


130
120
110
100
90
1H12
2H12
1H13
2H13
YoY
2H12/13
+14%
+7%
UBS WM
WM peers[1]

Cost/income ratio
(%)


80
75
70
65
60
1H12
2H12
1H13
2H13
YoY
2H12/13
(1) ppt
(2) ppt
UBS WM
WM peers[1]

Net new money growth
(%, annualized)


8
6
4
2
0
(2)
1H12
2H12
1H13
2H13
FY13
+4.4%
+0.8%
UBS WM
WM peers[2]

Indexed RoA
(1H12=100)


100
98
96
94
92
90
1H12
2H12
1H13
2H13
YoY
2H12/13
(2%)
(3%)
UBS WM
WM peers[1]

EUROMONEY PRIVATE BANKING SURVEY 2014

Europe
- Best private banking services overall
- Best relationship management
- Best range of investment products
- Best range of advisory services
- Best HNW services

APAC
- Best private banking services overall
- Best range of investment products
- Best range of advisory services
- Best UHNW services

Switzerland
- Best Private Banking Services overall
- Best range of investment products
- Best range of advisory services
- Best UHNW services

Emerging markets
- Best relationship management (CEE)
- #1 Inheritance & succession planning (ME)

1 Peer group: Credit Suisse, Julius Baer, HSBC PB, Société Générale PB, Crédit Agricole PB, ABN AMRO PB, Nordea PB, JP Morgan (only for RoA); WM peer averages are weighted based on 4Q13 invested assets (figures only adjusted for official one-offs); 2 Peer group: Credit Suisse, Julius Baer, HSBC PB, BNP Paribas WM, Société Générale PB, Crédit Agricole PB, ABN AMRO PB (FY11 taken as proxy for 2H11), Nordea PB; WM peer averages are weighted based on 4Q13 invested assets

UBS WM/WMA 30

Important information related to numbers shown in this presentation

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report.

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally, where applicable, performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

WM/WMA 31

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: May 6, 2014